UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING








 (Check one):   |_|Form 10-K  |_| Form 20-F |_| Form 11-K |X| Form 10-Q
                |_| Form 10-D |_| Form N-SAR |_| Form N-CSR
                For Period Ended: June 30, 2008
                                  ----------------------------------------------
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------


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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Friendly Energy Exploration
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Full Name of Registrant

Friendly Energy Corporation
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Former Name if Applicable

502 North Division Street
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Address of Principal Executive Office (Street and Number)

Carson City, NV 89703
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

                                       Persons who are to respond to the
                                       collection of information contained in
                                       this form are not required to respond
                                       unless the form displays a currently
SEC 1344 (05-06)                       valid OMB control number.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary for Friendly Energy Corporation (the "Company") preparation of its Quarterly Report on Form 10Q could not be completed without unreasonable effort or expense. Such difficulties prevent the Company from filing the report. The Company fully expects to be able to file within the additional time allowed by this report.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Donald Trapp                 407                         482-4505
      ----------------------        ----------                ------------------
             (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |_| No |X|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      Company is preparing 10Qs for 2000 through 2007. Operations results are expected to be within 25% of results for First Quarter 2007.
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                           Friendly Energy Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: Aug 15, 2008                               By:   /s/ Donald L. Trapp
                                                       -------------------------
                                                       Donald L. Trapp
                                                       Secretary

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